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                          December 16, 2020

       Jeffrey Wolf
       Chief Executive Officer and President
       Heat Biologics, Inc.
       627 Davis Drive, Suite 400
       Morrisville, North Carolina 27560

                                                        Re: Heat Biologics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 10,
2020
                                                            File No. 333-251256

       Dear Mr. Wolf:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Leslie Marlow, Esq.